# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SUMMIT MATERIALS, INC., CIK 0001621563
CUSIP: 86614U100
Title of class of securities: Class A Common Stock (par value $0.01 per share)
Address of issuer's principal executive offices: 1801 CALIFORNIA STREET, SUITE 3500, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 02/10/2025
Amends the filing with accession number 0001193125-24-264789
Filed by CIK 0002009079
Persons authorized to receive notices and communications: GRUPO ARGOS S.A., Carrera 43A # 1A Sur - 143, Edificio Santillana, Torre Sur, Medellin, Colombia (F8), 050021, 5760 (4) 3158400

## Reporting persons
- GRUPO ARGOS S.A. (CIK 0002009533): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Colombia (F8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 14. Grupo Argos is the controlling shareholder of Cementos Argos and has the power to control and direct Cementos Argos. Cementos Argos is the sole shareholder of Argos SEM and sole shareholder of Valle Cement. By reason of these relationships and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own any shares of Common Stock of the Issuer directly owned by Valle Cement and Argos SEM.
- CEMENTOS ARGOS S.A. (CIK 0001446718): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Colombia (F8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ARGOS SEM, LLC (CIK 0002009079): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VALLE CEMENT INVESTMENTS, INC. (CIK 0002008739): type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Amendment No. 2 to Schedule 13D
  
  This Amendment No. 2 to Schedule 13D ("Amendment No. 2) is being jointly filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by (i) Grupo Argos S.A., a sociedad anonima incorporated in the Republic of Colombia ("Grupo Argos"), (ii) Cementos Argos S.A., a sociedad anonima incorporated in the Republic of Colombia ("Cementos Argos"), (iii) Argos SEM, LLC, a Delaware limited liability company ("Argos SEM") and (iv) Valle Cement Investments, Inc., a sociedad anonima incorporated in the Republic of Panama ("Valle Cement" and, together with Argos SEM, the "Argos Parties") and amends and supplements the statement on Schedule 13D filed by the Argos Parties on January 22, 2024 (the "Schedule 13D"), related to the shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock") and issued and outstanding share of preferred stock, par value $0.01 per share, of Summit Materials, Inc., a Delaware corporation (the "Issuer"). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock (par value $0.01 per share)
Name of issuer: SUMMIT MATERIALS, INC.
Address of issuer's principal executive offices: 1801 CALIFORNIA STREET, SUITE 3500, DENVER, Colorado (CO), 80202

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 10, 2025, pursuant to the Agreement and Plan of Merger, dated as of November 24, 2024, by and among the Issuer, Quikrete Holdings, Inc., a Delaware corporation ("Purchaser"), and Soar Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser ("Merger Sub"), Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving as a wholly owned subsidiary of Purchaser.

As a result of the Merger, (i) each issued and outstanding share of Class A Common Stock held by the Reporting Persons was automatically canceled and retired and converted into the right to receive $52.50 per share in cash, without interest and subject to deduction for any required withholding and (ii) the share of preferred stock of the Issuer, par value $0.01 per share, held by Cementos Argos was automatically canceled and retired for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the Merger, none of the Reporting Persons beneficially owns any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the Merger, none of the Reporting Persons beneficially owns any shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 2, none of the Reporting Persons has effected any transaction in Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported on this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On February 10, 2025, each Reporting Person ceased to be the beneficial owners of more than five percent of the Class A Common Stock.

## Signatures
- GRUPO ARGOS S.A.: /s/ Rafael Olivella, Rafael Olivella, Vice President (02/10/2025)
- CEMENTOS ARGOS S.A.: /s/ Maria Isabel Echeverri, Maria Isabel Echeverri, Vice President (02/10/2025)
- ARGOS SEM, LLC: /s/ Gustavo Adolfo Uribe, Gustavo Adolfo Uribe, President (02/10/2025)
- VALLE CEMENT INVESTMENTS, INC.: /s/ Gari Manuel de la Rosa, Gari Manuel de la Rosa, Vice President (02/10/2025)